UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-1098462

CUSIP Number:    M69897110

(Check One)☐ Form 10-K  ☒ Form 20-F ☐ Form 11-K  ☐ Form 10-Q   ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: December 31, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ________________

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I - REGISTRANT INFORMATION

Metalink Ltd.

Full Name of Registrant

N/A

Former Name if Applicable

 PO 4454, Gealya

Address of Principal Executive Office (Street and Number)

Israel 76885

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or  portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

During 2010, Metalink Ltd. (the "Company") underwent significant changes in its business and operations in connection with the sale of its WLAN business in February 2010. In addition, the position of the Company's Chief Financial Officer has changed and, most recently, in May 2011, a new CFO was appointed, effective June 30, 2011.

As a result of the aforesaid changes, coupled with (i) the efforts of the Company to properly revise certain disclosures in the financial statements for the period ended December 31, 2010 in order to comply with comments received through February 2011 from the staff of the Securities and Exchange Commission with respect to the annual report on Form 20-F for the year ended December 31, 2009, and (ii) the need of the new CFO to complete an adequate review of the annual report on Form 20-F for the year ended December 31, 2010 (the "Annual Report"), including the financial statements, and the certification that require his signature, the Company was not able to complete the work necessary to timely file the Annual Report, without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Tzvika Shukhman	+972-3	736-0262
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Metalink Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2011	By:	/s/ Tzvika Shukhman
Tzvika Shukhman
Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the persons signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).